                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13G

         Under the Securities Exchange Act of 1934
               (Amendment No. _____________)*

         Maxcom Telecomunicaciones, S.A.B. de C.V.
-------------------------------------------------------------
                      (Name of Issuer)

                   Series A Common Stock
-------------------------------------------------------------
-------------------------------------------------------------
               (Title of Class of Securities)

                       57773A 508(1)
-------------------------------------------------------------
-------------------------------------------------------------
                       (CUSIP Number)

                     December 31, 2007
-------------------------------------------------------------
-------------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

......Rule 13d-1(b)

......Rule 13d-1(c)

......Rule 13d-1(d)

__________________
     * The  remainder  of this  cover  page shall be filled out for a reporting  person's  initial  filing on this form with respect to the subject  class  of  securities,  and  for  any  subsequent  amendment containing  information which would alter the disclosures provided in a prior cover page.

     The  information  required in the  remainder  of this cover page shall not be deemed to be  "filed"  for the  purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  CUSIP number is for the American Depositary Shares ("ADSs")
only.  Each ADSs represents seven certificados de participacion ordinarios ("CPOs"), each of which currently represents thee shares
Series A Common Stock.

-------------------                           --------------
CUSIP No. 57773A              13G             Page 6 of 14
508                                           Pages
-------------------                           --------------
               [Repeat this page as necessary]

=============================================================
  1
      NAMES OF REPORTING PERSONS:

------
------
           Bank of American Corporation
-------------------------------------------------------------
-------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
------
------
                                                   (a)
------
                                                   (b)
------                                                 ------
-------------------------------------------------------------
  3
      SEC USE ONLY
-------------------------------------------------------------
-------------------------------------------------------------
  4
      CITIZENSHIP OR PLACE OF ORGANIZATION
------
------

           Delaware
-------------------------------------------------------------
-------------------------------------------------------------
                     5
     NUMBER OF           SOLE VOTING POWER:
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     6
                         SHARED VOTING POWER:
-------------------------
-------------------------

                              315,450,402*
-------------------------------------------------------------
-------------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER:
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     8
                         SHARED DISPOSITIVE POWER:
-------------------------
-------------------------

                              315,450,402*
-------------------------------------------------------------
-------------------------------------------------------------
  9
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
------
------

           315,450,402*  (See Item 4)
-------------------------------------------------------------
-------------------------------------------------------------
 10
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES

-------------------------------------------------------------
-------------------------------------------------------------
 11
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
------
------

           40.0%
-------------------------------------------------------------
-------------------------------------------------------------
 12
      TYPE OF REPORTING PERSON:
------
------

           CO
=============================================================
=============================================================
  1
      NAMES OF REPORTING PERSONS:
------
------

           BAS Capital Funding Corporation
-------------------------------------------------------------
-------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
------
------
                                                   (a)
------
                                                   (b)
------                                                 ------
-------------------------------------------------------------
  3
      SEC USE ONLY
-------------------------------------------------------------
-------------------------------------------------------------
  4
      CITIZENSHIP OR PLACE OF ORGANIZATION
------
------

           Delaware
-------------------------------------------------------------
-------------------------------------------------------------
                     5
     NUMBER OF           SOLE VOTING POWER:
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     6
                         SHARED VOTING POWER:
-------------------------
-------------------------

                              315,055,305*
-------------------------------------------------------------
-------------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER:
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     8
                         SHARED DISPOSITIVE POWER:
-------------------------
-------------------------

                              315,055,305*
-------------------------------------------------------------
-------------------------------------------------------------
  9
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
------
------

           315,055,305*  (See Item 4)
-------------------------------------------------------------
-------------------------------------------------------------
 10
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES

-------------------------------------------------------------
-------------------------------------------------------------
 11
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
------
------

           39.9%
-------------------------------------------------------------
-------------------------------------------------------------
 12
      TYPE OF REPORTING PERSON:
------
------

           CO
=============================================================
=============================================================
  1
      NAMES OF REPORTING PERSONS:

------
------
           BankAmerica Investment Corporation
-------------------------------------------------------------
-------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
------
------
                                                   (a)
------
                                                   (b)
------                                                 ------
-------------------------------------------------------------
  3
      SEC USE ONLY
-------------------------------------------------------------
-------------------------------------------------------------
  4
      CITIZENSHIP OR PLACE OF ORGANIZATION
------
------

           Delaware
-------------------------------------------------------------
-------------------------------------------------------------
                     5
     NUMBER OF           SOLE VOTING POWER:
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     6
                         SHARED VOTING POWER:
-------------------------
-------------------------

                              338,347*
-------------------------------------------------------------
-------------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER:
-------------------------
-------------------------

                              - 0 -
-------------------------------------------------------------
-------------------------------------------------------------
                     8
                         SHARED DISPOSITIVE POWER:
-------------------------
-------------------------

                              338,347*
-------------------------------------------------------------
-------------------------------------------------------------
  9
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
------
------

             338,347*  (See Item 4)
-------------------------------------------------------------
-------------------------------------------------------------
 10
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES

-------------------------------------------------------------
-------------------------------------------------------------
 11
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
------
------

           0.04%
-------------------------------------------------------------
-------------------------------------------------------------
 12
      TYPE OF REPORTING PERSON:
------
------

           CO
=============================================================
=============================================================
  1
      NAMES OF REPORTING PERSONS:

------
------
           BASCFC-Maxcom Holdings I, LLC
-------------------------------------------------------------
-------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
------
------
                                                   (a)
------
                                                   (b)
------                                                 ------
-------------------------------------------------------------
  3
      SEC USE ONLY
-------------------------------------------------------------
-------------------------------------------------------------
  4
      CITIZENSHIP OR PLACE OF ORGANIZATION
------
------

           Delaware
-------------------------------------------------------------
-------------------------------------------------------------
                     5
     NUMBER OF           SOLE VOTING POWER:
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------------
-------------------------

                              -0-
-------------------------------------------------------------
-------------------------------------------------------------
                     6
                         SHARED VOTING POWER:
-------------------------
-------------------------

                              85,741,832*
-------------------------------------------------------------
-------------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER:
-------------------------
-------------------------

                              -0-
-------------------------------------------------------------
-------------------------------------------------------------
                     8
                         SHARED DISPOSITIVE POWER:
-------------------------
-------------------------

                              85,741,832*
-------------------------------------------------------------
-------------------------------------------------------------
  9
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
------
------

           85,741,832*  (See Item 4)
-------------------------------------------------------------
-------------------------------------------------------------
 10
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES

-------------------------------------------------------------
-------------------------------------------------------------
 11
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
------
------

           10.9%
-------------------------------------------------------------
-------------------------------------------------------------
 12
      TYPE OF REPORTING PERSON:
------
------

           OO
=============================================================
=============================================================
  1
      NAMES OF REPORTING PERSONS:

------
------
           Fleet Growth Resources, Inc.
-------------------------------------------------------------
-------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
------
------
                                                   (a)
------
                                                   (b)
------                                                 ------
-------------------------------------------------------------
  3
      SEC USE ONLY
-------------------------------------------------------------
-------------------------------------------------------------
  4
      CITIZENSHIP OR PLACE OF ORGANIZATION
------
------

           Delaware
-------------------------------------------------------------
-------------------------------------------------------------
                     5
     NUMBER OF           SOLE VOTING POWER:
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
-------------------------
-------------------------

                              -0-
-------------------------------------------------------------
-------------------------------------------------------------
                     6
                         SHARED VOTING POWER:
-------------------------
-------------------------

                              56,750*
-------------------------------------------------------------
-------------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER:
-------------------------
-------------------------

                              -0-
-------------------------------------------------------------
-------------------------------------------------------------
                     8
                         SHARED DISPOSITIVE POWER:
-------------------------
-------------------------

                              56,750*
-------------------------------------------------------------
-------------------------------------------------------------
  9
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
------
------

           56,750*  (See Item 4)
-------------------------------------------------------------
-------------------------------------------------------------
 10
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES

-------------------------------------------------------------
-------------------------------------------------------------
 11
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
------
------

           0.01%
-------------------------------------------------------------
-------------------------------------------------------------
 12
      TYPE OF REPORTING PERSON:
------
------

           CO
=============================================================

Item 1(a)     Name of Issuer:

         Maxcom Telecomunicaciones, S.A.B. de C.V. (the "Company")

Item 1(b)     Address of Issuer's Principal Executive Offices:

         Guillermo Gonzalez Camarena No. 2000
         Colonia Centro de Ciudad Santa Fe
         Mexico, D.F. 01210

Item 2(a)     Name of Person Filing:

         This  Schedule  13G is  being  jointly  filed by each of the following  persons  pursuant  to  Rule  13d-1(k)  promulgated  by the
Securities  and  Exchange  Commission  pursuant  to Section 13 of the
Act: Bank of American  Corporation ("Bank of American"),  BAS Capital
Funding   Corporation   ("BAS   Capital"),   BankAmerica   Investment
Corporation ("BAIC"),  BASCFC-Maxcom Holdings I, LLC ("BASCFC"),  and
Fleet Growth Resources,  Inc. ("FGR"), each a "Reporting Person" and, collectively, the "Reporting Persons."

         The  Reporting  Persons  have  entered  into a Joint  Filing
Agreement,  dated  as of the  date  hereof,  a copy of which is filed with  this  Schedule  13G as  Exhibit  99.1,  pursuant  to which  the
Reporting  Persons  have  agreed to file this  statement  jointly  in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)     Address of Principal Business Office or, if none,
         Residence:

         The  address  of the  principal  business  office of each of
Bank of American,  BAS  Capital,  BAIC and BASCFC is: 100 North Tryon
Street,  Floor 25, Bank of America  Corporate Center,  Charlotte,  NC
28255

         The address of the principal  business office of FGR is: 231
South LaSalle Street, 12 Floor, Chicago, IL  60697

Item 2(c)     Citizenship:

         Each of Bank of American  Corporation,  BAS  Capital,  BAIC,
BASCFC,  Nexus-Maxcom Holdings and FGR is organized under the laws of the State of Delaware.

Item 2(d)     Title of Class of Securities:

         Series A Common Stock (the "Series A Common Stock").

Item 2(e)     CUSIP No.:

         57773A 508

Item 3   If this statement is filed pursuant to Rules 13d-1(b), or
         13d-2(b), check whether the person filing is a:

         Not Applicable.

Item 4   Ownership:

     BAS Capital is the direct  beneficial  owner of 3,055,035 shares of  Series  A  Common  Stock,  or  approximately  0.4%  of the  total outstanding  Series A Common  Stock.  BAIC is the  direct  beneficial owner of 338,347  shares of Series A Common Stock,  or  approximately
0.04% of the total outstanding  Series A Common Stock.  BASCFC is the direct  beneficial  owner of  85,741,832  shares  of  Series A Common
Stock,  or  approximately  10.9% of the  total  outstanding  Series A
Common  Stock.  FGR is the direct  beneficial  owner of 56,750 shares of  Series A  Common  Stock,  or  approximately  0.01%  of the  total outstanding shares of Series A Common Stock.

     The shares of Series A Common  Stock  beneficially  owned by BAS
Capital and BAIC may be deemed to be  beneficially  owned  indirectly by Bank of America,  the direct parent corporation of BAS Capital and
BAIC.  The  shares of  Series A Common  Stock  beneficially  owned by
BASCFC may be deemed to be beneficially  owned indirectly by: (i) BAS
Capital,  its  manager and (ii) Bank of  America,  the direct  parent corporation  of BAS  Capital.  The  shares of  Series A Common  Stock beneficially  owned by FGR may be  deemed  to be  beneficially  owned indirectly by Bank of America, the direct parent corporation of FGR.

     Additionally,  226,258,438  shares  of  Series  A  Common  Stock
beneficially   owned  directly  by   Nexus-Maxcom   Holdings  I,  LLC
("Nexus-Maxcom  Holdings")  may be  deemed to be  beneficially  owned indirectly by: (i) BAS Capital, a wholly-owned  subsidiary of Bank of
America and limited  partner of  Nexus-Banc  of America Fund II, L.P.
("NBAF II"), the manager of Nexus-Maxcom  Holdings,  and (ii) Bank of
America  the direct  parent  corporation  of BAS  Capital,  which has retained  Nexus  Partners  I, LLC  ("Nexus  Partners"),  the  general partner of Nexus Partners II, L.P.,  the general  partner of NABF II, and  Jacques  Gliksberg  and  Marco  Viola,  the  managers  of  Nexus
Partners,  to manage all shares of Series A Common Stock beneficially owned by BAS Capital, BAIC, Nexus-Maxcom Holdings and BASCFC.

     All of the  percentages  calculated  in  this  Schedule  13G are based  upon an  aggregate  of  788,965,237  shares of Series A Common
Stock   outstanding  as  of  September  30,  2007,  as  disclosed  in
Amendment No. 3 to the Company's  Registration  Statement on Form F-1
filed with the  Securities  and  Exchange  Commission  on October 17,
2007.

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6   Ownership of More Than Five Percent on Behalf of Another
         Person:

         See response to Item 4.

Item 7   Identification and Classification of the Subsidiary Which
         Acquired the
         Security Being Reported on By the Parent Holding Company or
         Control Person:

         Not applicable.

Item 8   Identification and Classification of Members of the Group:

         The  Reporting  Persons  may be deemed  to be a "group"  for purposes of Section  13(d)(3)  of the Act.  Pursuant to Rule 13d-4 of
the Act, the Reporting  Persons  expressly declare that the filing of this  statement  shall not be construed as an admission that any such person  is,  for  the  purposes  of  Section  13(g)  of  the  Act  or otherwise,  the beneficial  owner of any  securities  covered by this statement held by any other person.  The Reporting  Persons expressly disclaim  that  they  have  agreed  to act as a group  other  than as described in this statement.

Item 9   Notice of Dissolution of Group:

         Not applicable.

Item 10  Certification:

         Not applicable.

                              SIGNATURE

         After  reasonable  inquiry  and to the best of my  knowledge and  belief,  I  certify  that  the  information  set  forth  in this statement is true, complete and correct.

Date:  February 14, 2008

                        BANK OF AMERICA CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BAS CAPITAL FUNDING CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BANKAMERICA INVESTMENT CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BASCFC-MAXCOM HOLDINGS I, LLC

                           By:  BAS Capital Funding Corporation
                           Its:  Manager

                           By: /s/ M. Ann O'Brien
                           Name:  M. Ann O'Brien
                           Its:        Managing Director

                        FLEET GROWTH RESOURCES, INC.

                           By: /s/ M. Ann O'Brien
                           Name:  M. Ann O'Brien
                           Its:        Managing Director

                            SCHEDULE 13G
 Index Exhibit
Exhibit                 Exhibit Description
Number
------------------------------------------------------------
99.1     Joint Filing Agreement

                                                         EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the Series A Common
Stock of Maxcom Telecomunicaciones, S.A.B. de C.V. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 14, 2008
                        BANK OF AMERICA CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BAS CAPITAL FUNDING CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BANKAMERICA INVESTMENT CORPORATION

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Director

                        BASCFC-MAXCOM HOLDINGS I, LLC

                           By:  BAS Capital Funding Corporation
                           Its:  Manager

                           By:/s/ M. Ann O'Brien
                                   Name:  M. Ann O'Brien
                           Its:       Managing Director

                        FLEET GROWTH RESOURCES, INC.

                        By: /s/ M. Ann O'Brien
                        Name:  M. Ann O'Brien
                        Its:       Managing Member

      *    Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.
      *    Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.
      *    Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.
      *    Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.
      *    Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.